August 23, 2007

Jenn Do, Esq.
Terence O’Brien, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Goldman Sachs Hedge Fund Partners, LLC Form 10-K for the fiscal year ended December 31, 2006 Filed April 2, 2007 File No. 0-50723

Dear Ms. Do and Mr. O’Brien:

On behalf of Goldman Sachs Hedge Fund Partners, LLC (the “Company”), Goldman Sachs Hedge Fund Strategies, LLC, the Managing Member of the Company, hereby confirms that:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to call me at 212-357-2713.

Sincerely,

/s/ David S. Plutzer

David S. Plutzer
Vice President

cc:           Jennifer Barbetta
Noah Goldberg, Esq.
Robert Patenaude
Stuart Gelfond, Esq.
Paul D. Tropp, Esq.